EXHIBIT 21.1

LIST OF SUBSIDIARIES OF CARE INVESTMENT TRUST INC.

Name	Jurisdiction of Incorporation or Formation

Care YBE Subsidiary LLC	Delaware
Care GSL Holdings LLC	Delaware
Care GSL Stafford LLC	Delaware
Care GSL Fredericksburg LLC	Delaware
Care GSL Berryville LLC	Delaware